(An Exploration-Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

March 31, 2012

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	March 31, 2012	December 31, 2011

ASSETS

Current

Cash and cash equivalents (Note 3)	$ 16,873,678	$ 19,394,059
Receivables (Note 4)	635,117	389,291
Prepaid expenses	104,488	62,268
	17,613,283	19,845,618

Non-current
Equipment (Note 5)	84,098	92,814
Investment in associated company (Note 6)	2,346,057	1,247,640
Exploration and evaluation assets (Note 7)	1,747,809	1,747,809
	$ 21,791,247	$ 22,933,881

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 1,701,023	$ 610,408

EQUITY
Share capital (Note 9)	37,436,205	36,633,992
Reserves (Note 9)	9,127,552	9,229,765
Accumulated other comprehensive loss	(597,602)	(599,777)
Deficit	(25,875,931)	(22,940,507)
	20,090,224	22,323,473

	$ 21,791,247	$ 22,933,881

Nature of operations (Note 1)

Contingencies and commitments (Note 13)

Events after the reporting date (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on May 29, 2012

“Brian Bayley”

Director

“Greg Smith”

Director

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

	Three months ended March 31,
	2012	2011

OPERATING EXPENSES
Audit, accounting and legal	96,228	73,127
Depreciation	4,713	4,469
Directors’ fees	21,248	24,500
Exploration expenses (Note 8)	2,148,725	569,263
Foreign exchange	9,047	9,186
Investor relations and shareholder information	83,691	102,543
Office costs	91,659	61,811
Salaries and administration fees	191,175	228,185
Transfer agent and regulatory fees	17,211	37,548
Travel and related costs	-	9,063
LOSS FROM OPERATIONS	(2,663,697)	(1,119,695)

OTHER ITEMS
Equity in loss of associated company	(403,758)	(407,281)
Interest income	115,302	27,386
Miscellaneous income	16,729	2,972
	(271,727)	(376,923)
NET LOSS FOR THE PERIOD	(2,935,424)	(1,496,618)

OTHER COMPREHENSIVE LOSS
Share of other comprehensive income of associate	2,175	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(2,933,249)	(1,496,618)

Basic and diluted earnings/(loss) per share	$ (0.06)	$ (0.03)

Weighted average number of shares outstanding, basic and diluted	51,432,321	57,035,327

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Changes in Cash Flows

(Expressed in Canadian Dollars Unaudited)

For the three months ended March 31, 2012 and 2011

	Three months ended
	March 31,
	2012	2011

CASH FLOWS FROM (TO)

OPERATIONS
Net loss for the period	$ (2,935,424)	$ (1,496,618)

Items not affecting cash:
Depreciation	4,713	4,469
Depreciation in exploration expense	3,878	2,919
Equity in loss of associated company	403,758	407,281
Gain on disposal of equipment	(9,747)	-

Changes in non-cash working capital items:
Receivables	(245,826)	104,772
Prepaid expenses	(42,220)	(51,594)
Accounts payable and accrued liabilities	1,090,615	(214,944)
	(1,730,253)	(1,243,715)

INVESTING
Equipment	(1,322)	(30,751)
Investment in associated company	(1,500,000)	-
Proceeds on disposal of equipment	11,194	-
	(1,490,128)	(30,751)

FINANCING
Shares issued for cash	700,000	739,725
	700,000	739,725
Change in cash and cash equivalents in the period	(2,520,381)	(534,741)
Cash and cash equivalents, beginning of period	19,394,059	10,179,671

Cash and cash equivalents, end of period	16,873,678	9,644,930

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian Dollars Unaudited)

For the three months ended March 31, 2012 and 2011

	Share capital		Reserves	Accumulated	Deficit	Total
	Number of shares	Amount		other comprehensive loss
		$	$	$	$	$

Balance January 1, 2011	56,767,221	45,137,136	9,067,990	-	(39,485,847)	14,719,279

Exercise of share options	200,000	280,000	-	-	-	280,000
Reclassify contributed surplus on exercise of options	-	88,710	(88,710)	-	-	-
Exercise of warrants	262,700	459,725	-	-	-	459,725
Reclassify contributed surplus on exercise of warrants	-	70,701	(70,701)	-	-	-
Reclassify on exercise of warrants	-	(3,572)	3,572	-	-	-
Loss for the period	-	-	-	-	(1,496,618)	(1,496,618)

Balance March 31, 2011	57,229,921	46,032,700	8,912,151	-	(40,982,465)	13,962,386

Balance at January 1, 2012	51,032,321	36,633,992	9,229,765	(599,777)	(22,940,507)	22,323,473

Exercise of warrants	400,000	700,000	-	-	-	700,000
Reclassify contributed surplus on exercise of warrants	-	102,213	(102,213)	-	-	-
Share of other comprehensive loss of associate	-	-	-	2,175	-	2,175
Loss for the period	-	-	-	-	(2,935,424)	(2,935,424)

Balance March 31, 2012	51,432,321	37,436,205	9,127,552	(597,602)	(25,875,931)	20,090,224

The accompanying notes are an integral part of these condensed consolidated financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

1.

NATURE AND CONTINUANCE OF OPERATIONS

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Colombia) and its principal business activities are the acquisition, exploration and development of mineral exploration properties.  The address of the Company’s head office is #501 – 543 Granville Street, Vancouver, BC, Canada V6C 1X8.  The condensed consolidated interim financial statements of the Company as at and for the period ended March 31, 2012, comprise the Company and its subsidiaries.  Esperanza is the ultimate parent.  Esperanza’s principal property interest is its 100% owned Cerro Jumil Project located in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated annual financial statements for the year ended December 31, 2011.  The accounting policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of May 29, 2012, the date the Board of Directors approved the statements.

Future accounting changes

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IAS 27 on its financial results and financial position.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IAS 28 on its financial results and financial position.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the effect of IFRS 9 on its financial results and financial position; however any changes are not expected to be material.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 10 on its financial results and financial position.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 11 on its financial results and financial position.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 12 on its financial statement disclosures.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 13, Fair Value Measurements, defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as

Fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 13 on its financial results and financial position.

3.

CASH AND CASH EQUIVALENTS

	March 31, 2012 $	December 31, 2011 $

Cash	568,558	324,753
Short-term bank deposits	16,305,120	19,069,306
	16,873,678	19,394,059

4.

RECEIVABLES

	March 31, 2012 $	December 31, 2011 $

Current
Accounts receivable	635,117	389,291

The Company’s receivables are comprised mainly of value added tax recoverable in both Mexico and Canada.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

5.

EQUIPMENT

	Office	Computer	Vehicles	Total
Cost
As at December 31, 2011	60,230	77,277	89,599	227,106
Additions	-	943	379	1,322
Disposal	-	-	(28,784)	(28,784)
De-recognition	(5,412)	(42,570)	-	(47,982)
As at March 31, 2012	54,818	35,650	61,194	151,662

Accumulated Depreciation
As at December 31, 2011	34,087	60,122	40,083	134,292
Additions	3,008	2,452	3,131	8,591
Disposal	-	-	(27,337)	(27,337)
De-recognition	(5,412)	(42,570)	-	(47,982)
As at March 31, 2012	31,683	20,004	15,877	67,564

Net book value
As at December 31, 2011	26,143	17,155	49,516	92,814
As at March 31, 2012	23,135	15,646	45,317	84,098

6.

INVESTMENT IN ASSOCIATED COMPANY

The carrying value of this cumulative investment has been reduced each quarter since initial acquisition as Esperanza records its share of Global’s comprehensive loss.   At March 31, 2012 Esperanza held an approximate 26% interest in Global.  Global’s primary asset is the Strieborna silver-copper deposit in Slovakia which is an advanced-stage exploration project.  Esperanza participated in a Global private placement and acquired 3,333,333 shares for $1,500,000 during the quarter and now holds 28,906,517 common shares of Global which had a fair value of $13,007,933.  The following is a summary of Global’s financial position at March 31:

	2012 $	2011 $

Cash and cash equivalents	14,061,000	1,949,000
Other current assets	950,000	2,006,000
Long-term assets	3,912,000	1,526,000
Current liabilities	(639,000)	(302,000)
Net Assets	18,284,000	5,179,000
Net loss for the three months ended March 31	(1,394,788)	(1,745,624)

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

7.

EXPLORATION AND EVALUATION ASSETS

	March 31, 2012	December 31, 2011

Cerro Jumil – Mexico	$ 1,643,358	$ 1,643,358
El Canario - Mexico	50,328	50,328
Pucarana – Peru	33,195	33,195
Utcucochia – Peru	10,330	10,330
Other minor properties - Peru	10,598	10,598

	$ 1,747,809	$ 1,747,809

(a)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru.  The Company incurred exploration expenditures in excess of the US$650,000 requirement on the property and exercised its option to acquire a 51% interest.  The exploration expenditures in excess of US$650,000 were subject to the proportionate contribution rules of the agreement and Estrella elected not to contribute their share of the excess expenditures.  As a result Esperanza’s interest in the property increased to 60% and Estrella was diluted to 40%.

(b)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty.  The Company is currently conducting additional drilling and working on optimizing metallurgical testing and design in order to prepare for a feasibility study.

(c)

El Canario, Mexico

On October 18, 2011 the Company entered into an option agreement to acquire two mineral concessions, which combined with two mineral concessions owned by the Company form the El Canario property.  In order to acquire the two mineral concessions, Esperanza paid US$50,000 on signing the agreement and must make additional payments totaling US$440,000 on the property on or before October 18, 2016.  Esperanza must make its next cash payment of US$20,000 by October 18, 2012 in order to keep the option in good standing.  The property is subject to a 2% net smelter returns royalty of which 1% can be purchased for US$500,000 or the full 2% net smelter returns royalty can be purchased for US$1,000,000.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

8.

EXPLORATION EXPENSE

Exploration expenditures incurred for the three months ended March 31, 2012 were as follows:

	Mexico		Peru
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	Lourdes	Other & General	Total

Assays	$ 65,311	$ 11,041	$ -	$ -	$ 100	$ 5,764	$ 25	$ 82,241
Community programs	-	-	-	-	878	-	-	878
Consulting	1,566	-	-	-	189	-	-	1,755
Contract services	180,867	14,873	-	-	-	17	-	195,757
Drilling	1,332,676	-	-	-	-	-	-	1,332,676
Environmental / permitting	-	-	1,150	1,150	-	-	-	2,300
Feasibility Studies	7,633	-	-	-	-	-	-	7,633
Field costs	82,108	25,636	15	-	102	3	-	107,864
Office & administrative	10,192	-	-	126	8	75	1,089	11,490
Property tax	25,814	14,185	-	-	307	762	381	41,449
Salaries and benefits	47,482	19,329	836	51	9,115	34,516	91,487	202,816
PEA	2,482	-	-	-	-	-	-	2,482
Road and access costs	44,023	37,848	96	-	18	21	-	82,006
Travel	28,490	5,092	1,866	-	957	1,570	1,100	39,075
Vehicles	21,614	5,582	1,776	-	1,073	274	7,984	38,303
	$ 1,850,258	$ 133,586	$ 5,739	$ 1,327	12,747	$ 43,002	$ 102,066	$ 2,148,725

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

8.

EXPLORATION EXPENSE (continued)

Exploration expenditures incurred for the three months ended March 31, 2011 were as follows:

	Mexico		Peru
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	Lourdes	Other & General	Total

Assays	$ -	$ 5,164	$ 1,120	$ 290	$ -	$ -	$ 810	$ 7,384
Community programs	-	-	601	39	78	-	-	718
Consulting	14,508	-	1,006	414	203	-	2,377	18,508
Contract services	69,022	6,673	-	-	-	-	-	75,695
Drilling	-	-	44,115	36,047	-	-	-	80,162
Engineering	6,373	-	-	-	-	-	-	6,373
Environmental / permitting	618	-	6,095	4,846	-	-	-	11,559
Feasibility Studies	-	3,248	-	-	-	-	-	3,248
Field costs	31,378	10,994	1,923	1,480	337	-	888	47,000
Office & administrative	-	-	501	136	-	-	1,833	2,470
Property tax	14,729	21,709	-	-	-	-	558	36,996
Salaries and benefits	25,047	18,269	54,474	64,372	9,142	300	34,472	206,076
PEA	143	-	-	-	-	-	-	143
Road and access costs	6,785	-	-	-	-	-	-	6,785
Travel	1,369	-	8,340	8,249	364	-	7,842	26,164
Vehicles	18,506	3,933	5,732	1,822	304	-	9,685	39,982
	$ 188,478	$ 69,990	$ 123,907	$ 117,695	$ 10,428	$ 300	$ 58,465	$ 569,263

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

9.

EQUITY

(a)

Share capital

Authorized share capital consists of an unlimited number of common shares without par value.

(b)

Share options

All outstanding share purchase options are exercisable.  The continuity of share purchase options for the three months ended March 31, 2012 is as follows:

	Exercise	Balance			Expired /	Balance
Expiry Date	Price	Dec 31, 2011	Granted	Exercised	Cancelled	March 31, 2012

12-Sep-12	1.91	200,000	-	-	-	200,000
8-Feb-13	1.40	820,000	-	-	-	820,000
6-Oct-13	0.69	90,000	-	-	-	90,000
22-May-14	0.69	325,000	-	-	-	325,000
10-Jun-14	0.70	35,000	-	-	-	35,000
8-Apr-15	1.53	100,000	-	-	-	100,000
8-Jun-15	1.43	1,376,500	-	-	-	1,376,500
10-Jun-16	1.49	779,500	-	-	-	779,500
		3,726,000	-	-	-	3,726,000

Weighted average
exercise price		$ 1.38				$ 1.38

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

9.

EQUITY (continued)

(c)

Share Purchase Warrants

The continuity of share purchase warrants for the three months ended March 31, 2012 is as follows:

	Exercise	Balance			Balance
Expiry Date	Price	Dec 31 2011	Exercised	Expired	Mar 31, 2012

16-Feb-12	1.75	3,694,800	(400,000)	(3,294,800)	-
4-Mar-12	1.75	300,000	-	(300,000)	-
22-Dec-12	2.75	2,926,900	-	-	2,926,900
22-Dec-12	2.75	135,946	-	-	135,946
		7,057,646	(400,000)	(3,594,800)	3,062,846

Weighted average
exercise price		$2.18	$1.75	$1.75	$2.75

(d)

Net Earnings (Loss) Per Share

The calculation of basic and diluted earnings (loss) per share for the three months ended March 31, 2012 was based on the net loss attributable to common shareholders of $ 2,935,666 (2011 loss - $ 1,496,618) and a weighted average number of common shares outstanding of 51,432,321 (2011 – 57,035,327).  The diluted earnings (loss) per share did not include the effect of share purchase options and warrants because they were anti-dilutive.

(e)

Reserves

	Warrants	Brokers’ Warrants	Share based Compensation	Total

As at December 31, 2011	4,421,497	433,611	4,374,657	9,229,765
Warrants exercised	(102,213)	-	-	(102,213)
As at March 31, 2012	$ 4,319,284	$ 433,611	$ 4,374,657	$ 9,127,552

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

10.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties. Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Peru	Total
March 31, 2012
Non-current assets	$ 2,358,636	$ 1,693,686	$ 125,642	$ 4,177,964

December 31, 2011
Non-current assets	$ 1,263,412	$ 1,693,686	$ 131,165	$ 3,088,263

11.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	For the three months ended March 31
	2012	2011

Salaries	$ 130,315	$ 122,343

Related party assets and liabilities

	Service or item	As at March 31, 2012	As at December 31, 2011

Amounts due from management	Travel advances	$ -	$ 8,555
Amounts due from associated company	Reimbursable expenses	61,538	54,316
Amounts due to management	Reimbursable expenses	20,151	21,426

During the three months ended March 31, 2012 the Company paid $51,300 (2011 - $49,200) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At March 31, 2012, the Company was indebted to Seabord in the amount of $nil (2011 - $127).  At March 31, 2012 Esperanza had a deposit for future services with Seabord amounting to $10,000 (December 31, 2011 - $10,000) which was included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

12.

FINANCIAL AND CAPITAL RISK MANAGEMENT

a)

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol.  A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2012 the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos and Peruvian sols:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	461,600	119,100	9,300
Receivables	62,500	6,793,400	18,900
Accounts payable and accrued liabilities	1,371,800	2,484,500	165,500
Net exposure	(847,700)	4,428,000	(137,300)

Canadian dollar equivalent	(845,400)	345,600	(51,500)

Based on the above net exposures as at March 31, 2012 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 55,100 in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at March 31, 2012 are mainly held in savings accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 12 (b).

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

12.

FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

b)

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties.  Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash.  The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.  The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.  The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

13.

CONTINGENCIES AND COMMITMENTS

At March 31, 2012, the Company had a commitment on an office lease in Denver which expires December 31, 2012.  The estimated total rent payable on the remaining portion of the lease is US$ 56,200.

14.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

March 31, 2012
Financial assets	FVTPL (1)	Loans and receivables

Cash and cash equivalents	$ 16,873,678	$ -
Receivables		635,117

	$ 16,873,678	$ 635,117

(1)

Fair Value Through Profit or Loss

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

14.

FINANCIAL INSTRUMENTS (continued)

December 31, 2011
Financial assets	FVTPL	Loans and receivables

Cash and cash equivalents	$ 19,394,059	$ -
Receivables		389,291

	$ 19,394,059	$ 389,291

The carrying value of its financial assets approximates their fair value as at March 31, 2012 due to their short term maturity.  The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities.  The total other liabilities outstanding at March 31, 2012 was $1,701,023 (December 31, 2011 - $610,408).  The carrying value of its financial liabilities approximates their fair value as at March 31, 2012 due to their short term maturity.  Cash and cash equivalents are measured at fair value using Level 1 inputs.

15.

EVENTS AFTER THE REPORTING DATE

Financing

The Company completed a private placement of 24,000,000 special warrants (“Special Warrants”) at a price of $1.25 per Special Warrant (the “Issue Price”) for aggregate gross proceeds of $30 million (the “Offering”). The Offering was conducted through a syndicate of agents co-led by Cormark Securities Inc. and National Bank Financial Inc. and including Canaccord Genuity Corp. and Stonecap Securities Inc. (collectively, the “Agents”).  The Agents also partially exercised the Agents’ option and sold an additional 3,214,000 Special Warrants at the Issue Price for additional gross proceeds of approximately $4 million.  As consideration for their services in connection with the Offering, the Company has paid the Agents a cash commission equal to 6% of the proceeds of the Offering.  The net proceeds of the Offering will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes.

Each Special Warrant, subject to the Penalty Provision (as defined below) and subject to adjustments in certain circumstances, will be exercisable into one unit of the Company (the “Units”), with each Unit comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant a “Warrant”) by the holders thereof at any time following the closing of the Offering for no additional consideration. Each Warrant will entitle the holder thereof to purchase one Common Share of the Company (a “Warrant Share”) until May 24, 2017 at an exercise price of $1.80 per Warrant Share.

All unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) September 25, 2012, and (b) the third business day after a receipt (the “Final Receipt”) is issued for a final prospectus (the “Prospectus”) by the securities regulatory authorities in each of the provinces of Canada, except Quebec, qualifying the securities to be issued upon the exercise of the Special Warrants.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the three months ended March 31, 2012 and 2011

15.

EVENTS AFTER THE REPORTING DATE (continued)

The Company shall use its best efforts to obtain the Final Receipt before August 7, 2012. If the Company does not obtain the Final Receipt before August 7, 2012, the holders of the Special Warrants will be entitled to receive 1.05 Common Shares (in lieu of 1 Common Share) and 0.525 of a Warrant (in lieu of 0.5 of a Warrant) upon the exercise or deemed exercise of the Special Warrants (the “Penalty Provision”).

Until the Final Receipt is obtained for the Prospectus, the Special Warrants (and all underlying securities issuable thereunder) are subject to a four-month plus one day statutory resale restriction period ending on September 25, 2012.

Severance Provision

As the result of management changes which were announced in May, certain employees of the Company may be subject to the Company’s Employment Termination Compensation Plan (the “Plan”).  According to the terms of the Plan the Company may have to pay or accrue severance payments to a maximum of approximately $1.2 million by December 31, 2012.